EXHIBIT 99.1

RECORD 2022 RESULTS WITH EXPANDING DEMAND.
THE ORDER BOOK SUSTAINS AN EVEN STRONGER 2023

•Total shipments of 13,221 units, up 18.5% versus FY 2021
•Net revenues of Euro 5,095 million, up 19.3% versus prior year
•EBITDA(1) of Euro 1,773 million, up 15.8% versus prior year
•EBIT of Euro 1,227 million, up 14.1% versus prior year
•EBITDA(1) margin of 34.8% and EBIT margin of 24.1% in the year
•Net profit of Euro 939 million and diluted EPS(1) at Euro 5.09
•Industrial free cash flow(1) generation of Euro 758 million

“Last year ended with outstanding financial results that met and exceeded our guidance and set new records across all metrics, such as a net profit of Euro 939 million and an industrial free cash flow generation of Euro 758 million. These figures provide the base for an even stronger 2023, fuelled by a persistently high demand for our products worldwide,” said Benedetto Vigna, Ferrari CEO. “Despite a complex global macroscenario, we look ahead with great confidence, encouraged by the many signs and achievements of an evolving Ferrari. We are constantly innovating our products and processes, and getting closer to our decarbonisation targets. All this is possible thanks to the collaboration, will to progress, continuous learning, focus and confidence that set our people apart”.

For the three months ended				(In Euro million,	For the twelve months ended
December 31,				unless otherwise stated)	December 31,
2022	2021	Change			2022	2021	Change
3,327	2,949	378	13%	Shipments (in units)	13,221	11,155	2,066	19%
1,368	1,172	196	17%	Net revenues	5,095	4,271	824	19%
469	398	71	18%	EBITDA(1) / Adj. EBITDA(1)	1,773	1,531	242	16%
34.3%	33.9%	40 bps		EBITDA(1) / Adj. EBITDA(1) margin	34.8%	35.9%	(110 bps)
298	265	33	13%	EBIT / Adj. EBIT(1)	1,227	1,075	152	14%
21.8%	22.6%	(80 bps)		EBIT / Adj. EBIT(1) margin	24.1%	25.2%	(110 bps)
221	214	7	3%	Net profit / Adj. net profit(1)	939	833	106	13%
1.21	1.16	0.05	4%	Basic EPS (in Euro) / Adj. basic EPS(1) (in Euro)	5.11	4.50	0.61	14%
1.21	1.16	0.05	4%	Diluted EPS (in Euro) / Adj. diluted EPS(1) (in Euro)	5.09	4.50	0.59	13%

1    Refer to specific paragraph on non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), February 2, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the fourth quarter and twelve months ended December 31, 2022.

Shipments(3)(4)

For the three months ended				Shipments	For the twelve months ended
December 31,				(units)	December 31,
2022	2021	Change			2022	2021	Change
1,527	1,388	139	10%	EMEA	5,958	5,492	466	8%
831	721	110	15%	Americas	3,447	2,831	616	22%
478	290	188	65%	Mainland China, Hong Kong and Taiwan	1,552	899	653	73%
491	550	(59)	(11%)	Rest of APAC	2,264	1,933	331	17%
3,327	2,949	378	13%	Total Shipments	13,221	11,155	2,066	19%

Shipments totaled 13,221 units in 2022, up 2,066 units or 18.5% versus the prior year.
The product portfolio in the year included nine internal combustion engine (ICE)(5) models and three hybrid engine models, which represented 78% and 22% of total shipments, respectively.
The increase in shipments during the year was driven by the Ferrari Portofino M and the SF90 family, as well as the 296 GTB and the 812 Competizione, which were in the ramp up phase. Deliveries of the Ferrari Monza SP1 and SP2 were lower compared to the prior year and ended in Q1 2022. First few units of the Daytona SP3 commenced in Q4 2022.
All geographies positively contributed. EMEA(4) was up 8.5%, Americas(4) increased 21.8%, Mainland China, Hong Kong and Taiwan was up 72.6% and Rest of APAC(4) grew by 17.1%. The geographical allocation followed the pace of introduction of new models.

2    These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3    Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    It includes one ICE track car model

Total net revenues

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2022	2021	at constant			2022	2021	at constant
		currency					currency
1,172	954	23%	18%	Cars and spare parts(6)	4,341	3,573	22%	18%
36	44	(19%)	(19%)	Engines(7)	155	189	(18%)	(18%)
130	154	(16%)	(19%)	Sponsorship, commercial and brand(8)	479	431	11%	7%
30	20	54%	42%	Other(9)	120	78	54%	44%
1,368	1,172	17%	12%	Total net revenues	5,095	4,271	19%	16%

Net revenues for 2022 were Euro 5,095 million, up 19.3% or 15.5% at constant currency(1).
Revenues from Cars and spare parts(6) were Euro 4,341 million (up 21.5% or 17.8% at constant currency(1)), thanks to higher volumes and the contribution from personalizations.
The decrease in Engines(7) revenues (Euro 155 million, down 18.0%, also at constant currency(1)) was attributable to lower shipments to Maserati, as the 2023 contract expiration gets closer.
Sponsorship, commercial and brand(8) revenues reached Euro 479 million, up 11.1% or 6.5% at constant currency(1) mainly attributable to the better prior year Formula 1 ranking and the contribution from lifestyle activities, partially offset by lower sponsorship.
Other(9) revenues increased to Euro 120 million (up 54.2% or 44.4% at constant currency(1)) mainly due to other supporting activities.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 161 million, mostly related to US Dollar and Chinese Yuan.

6    Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
7    Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8    Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including fashion collection, licensing and royalty income
9    Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2022	2021	at constant			2022	2021	at constant
		currency					currency
469	398	18%	6%	EBITDA(1)	1,773	1,531	16%	8%
298	265	13%	(5%)	EBIT	1,227	1,075	14%	3%

2022 EBITDA(1) reached Euro 1,773 million, up 15.8% versus the prior year and with an EBITDA(1) margin of 34.8%.
2022 EBIT was Euro 1,227 million, increased 14.1% versus the prior year and with an EBIT margin of 24.1%.
Volume was strongly positive (Euro 261 million), reflecting the shipments increase versus the prior year.
The Mix / price variance performance was negative (Euro 16 million) mainly impacted by lower deliveries of the Ferrari Monza SP1 and SP2 which phased out in Q1 2022, partially offset by the increased contribution from personalizations, country and range model mix.
Industrial costs / research and development expenses increased (Euro 116 million), mainly due to higher depreciation and amortization as well as energy and raw materials cost inflation.
SG&A also grew (Euro 47 million) mainly reflecting communication and marketing activities, lifestyle and corporate events, as well as to support the Company’s organizational development.
Other changes were negative (Euro 49 million), mainly reflecting the variance in contribution from racing activities and non-recurring items, as well as reduced engine shipments to Maserati. This was partially offset by higher contribution from lifestyle activities.

Net financial charges in the year were Euro 49 million, versus Euro 33 million of the prior year, reflecting foreign exchange hedging costs and the remeasurement at fair value of certain investments held by the Group.
The tax rate in the year was approximately 20%, mainly reflecting the estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(10) and tax incentives for eligible research and development costs and investments.
As a result, the Net profit(1) for the year was Euro 939 million, up 12.7% versus the prior year, and the Diluted earnings per share(1) for the year reached Euro 5.09, compared to Euro 4.50 in 2021.
Industrial free cash flow(1) for the year was robust at Euro 758 million, driven by the strong EBITDA(1) and the collection of advances on the Daytona SP3 and 812 Competizione A, partially offset mainly by capital expenditures(11) of Euro 806 million and taxes.
Net Industrial Debt(1) as of December 31, 2022 was Euro 207 million, compared to Euro 297 million as of December 31, 2021, also reflecting share repurchases of Euro 397 million and Euro 252 million of dividends distribution. As of December 31, 2022, total available liquidity was Euro 2,058 million (Euro 2,020 million as of December 31, 2021), including undrawn committed credit lines of Euro 669 million.

10 Also known as Notional Interest Deduction - NID
11 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

2023 guidance, based on the following assumptions:
•Strong mix sustained by rich product portfolio, Ferrari Daytona SP3 and personalizations
•Price increase to counter balance current cost inflation
•Increasing depreciation and amortization in line with the start of production of new models
•Revenues from racing and lifestyle activities reflecting a limited improvement
•Industrial free cash flow generation sustained by strong profitability partially offset by disciplined capital expenditures to fuel long term development and negative working capital

(€B, unless otherwise stated)	2022A	2023 GUIDANCE
NET REVENUES	5.1	~5.7
ADJ. EBITDA (margin %)	1.77 34.8%	2.13-2.18 ~38%
ADJ. EBIT (margin %)	1.23 24.1%	1.45-1.50 ~26%
ADJ. DILUTED EPS (€)	5.09(12)	6.00-6.20(12)
INDUSTRIAL FCF	0.76	Up to 0.90

Q4 2022 highlights

Bosco Ferrari initiative launched, featuring 30 hectares of new forest in the Province of Modena.
Environmental Protection Project starts in Maranello, including a new public park.
On October 12, 2022 Bosco Ferrari was launched with a forestation initiative in the Municipality of Maranello, delivered in partnership with Rete Clima, a non-profit enterprise.

Ferrari 499P, the Hypercar to return to WEC Top Class
On October 29, 2022 Ferrari presented the Ferrari 499P, the new Le Mans Hypercar with which Ferrari will tackle the FIA WEC World Endurance Championship in the elite class from 2023; a name that evokes the history of the Prancing Horse manufacturer.

Ferrari Vision Gran Turismo: Maranello’s first dedicated virtual motor sports concept car
On November 27, 2022 Ferrari unveiled its first concept car created specifically for the virtual motor sport world: the Ferrari Vision Gran Turismo. This model not only signifies an important step for Ferrari in the virtual environment, where it will inspire new generations of passionate drivers and enthusiasts, but also redefines the company’s stylistic language.

12    Calculated using the weighted average diluted number of common shares as of December 31, 2022 (183,072 thousand)

Completion of the first tranche and announcement of the second tranche of the multi-year share repurchase program
On December 1, 2022 Ferrari informed that has completed the first tranche of the program announced on June 30, 2022. The Company intends to continue its already disclosed multi-year share buyback program with a second tranche of up to Euro 200 million to start on December 2, 2022 (the “Second Tranche”) and to end no later than June 26, 2023.

Ferrari supports restoration of “Maestà di Assisi” fresco in the Basilica of St. Francis
On December 6, 2022 Ferrari announced to support the conservation of a work of huge historical and artistic significance for Italy and the world: Cimabue’s fresco ‘Madonna Enthroned with the Child, St Francis and Four Angels’ – known as the ‘Maestà di Assisi’.

Fred Vasseur appointed Scuderia Ferrari Team Principal
On December 13, 2022 Ferrari announced that Fred Vasseur joined Scuderia Ferrari on 9 January as Team Principal and General Manager.

Ferrari extends its partnership with EssilorLuxottica
On December 15, 2022 Ferrari announced that Ferrari S.p.A. had renewed and expanded the partnership with EssilorLuxottica that began in 2016. EssilorLuxottica will continue to design, produce and market eyewear products featuring the Scuderia Ferrari and Ray-Ban brands. The Ray-Ban logo, in addition to remaining on the Formula 1 single-seaters, will appear for the first time on the cars and apparel of the official drivers in Competizioni GT, competing in the World Endurance Championship with the Le Mans Hypercar and in a Gran Turismo championship with GT3 cars.

Subsequent Events

Ferrari enters into a partnership agreement with Asahi Europe & International
On January 16, 2023 Ferrari announced that Ferrari S.p.A., wholly-owned Italian subsidiary of Ferrari N.V., today has signed a multiyear agreement with Asahi Europe & International, Ltd effective from January 1, 2024, through which one of its non-alcoholic brands will appear on the Scuderia Ferrari F1 single-seater and cars of the Ferrari Challenge.

Share repurchase program
Under the second tranche of the new multi-year common share repurchase program announced on June 30, 2022, from January 1, 2023 to January 31, 2023, the Company purchased 123,760 common shares for a total consideration of Euro 26.8 million. At January 31, 2023 the Company held in treasury an aggregate of 12,093,761 common shares. As of the same date, the Company held 4.71% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2023 guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, as well as the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship and the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in global economic conditions or in the economic conditions of the markets in which the Group operates, including changes in demand for luxury goods or high performance luxury cars, which is highly volatile; macro events, geopolitical conflict and crises, as well as pandemics, including the effects of the evolution of and response to the COVID-19 pandemic; increases in costs, disruptions of supply or shortages of components, raw materials and commodities; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its controlled growth strategy and, particularly, the Group’s ability to increase its presence in growth market countries; the Group’s low volume strategy; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products or possible future bans of combustion engine cars in cities; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the performance of the Group’s licensees for Ferrari-branded products; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; labor relations and collective bargaining agreements; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2022	2021		2022	2021
310	231	Capital expenditures(11)	806	737
128	99	of which capitalized development costs(13) (A)	416	363
131	172	Research and development costs expensed (B)	518	574
259	271	Total research and development (A+B)	934	937
82	57	Amortization of capitalized development costs (C)	258	194
213	229	Research and development costs as recognized in the consolidated income statement (B+C)	776	768

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

13 Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2022			2022
2022	at constant		2022	at constant
	currency			currency
1,172	1,136	Cars and spare parts	4,341	4,202
36	36	Engines	155	155
130	127	Sponsorship, commercial and brand	479	459
30	27	Other	120	112
1,368	1,326	Total Net Revenues	5,095	4,928

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2022		2022
298	EBIT	1,227
(36)	Currency (including hedges)	(125)
262	EBIT at constant currency	1,102

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2022		2022
469	EBITDA	1,773
(36)	Currency (including hedges)	(125)
433	EBITDA at constant currency	1,648

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2022	2021	Change		2022	2021	Change
221	214	7	Net profit	939	833	106
60	47	13	Income tax expense	239	209	30
17	4	13	Net financial expenses	49	33	16
171	133	38	Amortization and depreciation	546	456	90
469	398	71	EBITDA	1,773	1,531	242

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2022	2021	Change		2022	2021	Change
469	398	71	EBITDA	1,773	1,531	242
-	-	-	Adjustments	-	-	-
469	398	71	Adjusted EBITDA	1,773	1,531	242

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2022	2021	Change		2022	2021	Change
298	265	33	EBIT	1,227	1,075	152
-	-	-	Adjustments	-	-	-
298	265	33	Adjusted EBIT	1,227	1,075	152

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2022	2021	Change		2022	2021	Change
221	214	7	Net profit	939	833	106
-	-	-	Adjustments	-	-	-
221	214	7	Adjusted net profit	939	833	106

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the twelve months ended
December 31,				December 31,
2022	2021	Change		2022	2021	Change
1.21	1.16	0.05	Basic EPS	5.11	4.50	0.61
-	-	-	Adjustments	-	-	-
1.21	1.16	0.05	Adjusted basic EPS	5.11	4.50	0.61
1.21	1.16	0.05	Diluted EPS	5.09	4.50	0.59
-	-	-	Adjustments	-	-	-
1.21	1.16	0.05	Adjusted diluted EPS	5.09	4.50	0.59

Basic and diluted EPS(14)

For the three months ended			(Euro million, unless otherwise stated)	For the twelve months ended
December 31,				December 31,
2022	2021	Change		2022	2021	Change
220	214	6	Net profit attributable to the owners of the Company	933	831	102
182,149	183,989		Weighted average number of common shares (thousand)	182,836	184,446
1.21	1.16	0.05	Basic EPS (in Euro)	5.11	4.50	0.61
182,385	184,264		Weighted average number of common shares for diluted earnings per common share (thousand)	183,072	184,722
1.21	1.16	0.05	Diluted EPS (in Euro)	5.09	4.50	0.59

14    For the three and twelve months ended December 31, 2022 and 2021 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021
Debt	(2,812)	(2,905)	(2,765)	(2,655)	(2,630)
of which leased liabilities as per IFRS 16 (simplified approach)	(57)	(60)	(61)	(59)	(56)
Cash and Cash Equivalents	1,389	1,363	1,206	1,494	1,344
Net Debt	(1,423)	(1,542)	(1,559)	(1,161)	(1,286)
Net Debt of Financial Services Activities	(1,216)	(1,286)	(1,172)	(1,025)	(989)
Net Industrial Debt	(207)	(256)	(387)	(136)	(297)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2022	2021		2022	2021
430	356	Cash flow from operating activities	1,403	1,283
(310)	(231)	Investments in property, plant and equipment and intangible assets(11)	(806)	(737)
120	125	Free Cash Flow	597	546
(41)	(15)	Free Cash Flow from Financial Services Activities	(161)	(96)
161	140	Free Cash Flow from Industrial Activities	758	642

On February 2, 2023, at 2:00 p.m. CET, management will hold a conference call to present the FY 2022 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.